

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 23, 2014**
> **File No. 333-196437**

Dear Mr. French:

We have reviewed your response to our letter dated October 22, 2014 and have the following additional comments.

Results of Operations, page 99

Six months ended June 30, 2013 and 2014 (unaudited), page 99

1. We note the revised disclosures provided on page 99 and 100 of MD&A in response to our prior comment 1. Please revise the discussion on page 100 to clearly explain why a revision in your assumptions regarding the timing of $17.2 million of NFL player contract and endorsement contract cash flows expected to be received during 2014-2015 resulted in an unrealized loss of $56,000 associated with the Vernon Davis brand during the period. Your revised disclosure should explain how the expected amount or timing of these cash flows changed and should clearly explain why this change in timing resulted in a decrease in the present value of the related cash flows and the related unrealized loss.

2. In a related matter, we note that the amount of the unrealized loss during the six months ended June 30, 2014 as discussed on pages 99 and 100 of MD&A of $56,000 does not agree with that discussed in the second paragraph on page 125 of the filing under the heading "Vernon Davis Brand Contract at Estimated Fair Value" which indicates that as a result of adjustments to the timing of certain Vernon Davis cash flows during your June 30, 2014 valuation process, the fair value of the brand contract decreased by $143,000. Please reconcile and revise these disclosures.

Note 9. Subsequent Event, page F-24

3. We note from the disclosure added on page F-24 and elsewhere in the filing that on October 21, 2014, the Board of Directors of the Company declared a cash dividend of $.30 per share of Fantex Series Vernon Davis. We also note that this dividend is payable on November 26, 2014 to holders of such shares at the close of business on November 25, 2014. Please revise to also disclose the principal source of earnings or cash flows from the Vernon Davis brand contract that will be used to fund this dividend payment.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
Latham & Watkins LLP